FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Evaluation of Disclosure Controls and Procedures

TransAlta has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, in particular during the period in which its Current Reports on Form 6-K relating to quarterly financial results are being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days of the date of this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of that evaluation date, that the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared. There have been no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation by the Chief Executive Officer and Chief Financial Officer, including any corrective action with regard to significant deficiencies and material weaknesses.

EXHIBITS

Exhibit 1	Press release dated April 30, 2004.

TransAlta announces second quarter results

CALGARY, Alberta (July 21, 2004) - TransAlta Corporation (TSX: TA; NYSE: TAC) today announced net earnings in the second quarter of 2004 were $25.1 million ($0.13 per share), compared to $23.3 million ($0.12 per share) for second quarter 2003. Earnings from continuing operations were $15.5 million ($0.08 per share), compared to $23.3 million ($0.12 per share) last year. Net earnings included a further gain resulting from the final settlement on the disposal of the Transmission operation. Earnings from continuing operations reflected higher planned maintenance partially offset by improved energy marketing results.

"Our plants are operating well, costs are being controlled and our 2004 maintenance plan, while expensive, is on schedule and budget," said Steve Snyder, TransAlta's president and CEO. "That experience gives us confidence that our four remaining major turnarounds will come in on plan."

Net earnings for the six months ended June 30, 2004 were $72.3 million ($0.38 per share), compared to $72.0 million ($0.40 per share) last year. Net earnings from continuing operations for the six months ended June 30, 2004 were $62.7 million ($0.33 per share), due to increased planned maintenance and a higher number of common shares outstanding offset by improved energy marketing results.

Revenue during the quarter increased 17 per cent to $656.4 million from $561.5 million during the corresponding period in 2003 due to incremental revenues from the Mexican plants and the adjustment to revenue in the second quarter of 2003 resulting from the energy marketing loss on transmission congestion contracts. Production was up three per cent to 13,033 gigawatt-hours (GWh) due to incremental production from the Mexican plants partially offset by increased planned maintenance.

Cash generated from operating activities for the quarter was $67.9 million, compared to cash from operating activities of $265.3 million in second quarter 2003. The change is due primarily to a $39.0 million increase in working capital requirements in the current quarter compared to the reduction of $129.6 million, primarily related to the recovery of commodity taxes, in the same period in 2003.

TransAlta highlights
	3 months ended June 30				6 months ended June 30
(In millions except per share amounts)	2004		2003		2004		2003
	Amount	Per share	Amount	Per share	Amount	Per share	Amount	Per share
Revenue*	$656.4		$561.5		$1,357.5		$1,201.0
Net earnings from continuing	$15.5	$0.08	$23.3	$0.12	$62.7	$0.33	$72.0	$0.40
operations
Gain on sale of discontinued	$9.6	$0.05	-	-	$9.6	$0.05	-	-
operations, net of tax
Net Earnings	$25.1	$0.13	$23.3	$0.12	$72.3	$0.38	$72.0	$0.40
Cash flow from operating activities	$67.9		$265.3		$245.2		$426.5

	3 months ended June 30				6 months ended June 30
	2004		2003		2004		2003
Availability (%)	86.1		88.7		89.2		91.0
Production (GWh)	13,049		12,555		27,119		25,559
Electricity trading volumes (GWh)	17,633		21,131		35,696		44,419
Gas trading volumes (million GJ)	107.4		41.5		182.8		94.4

* In accordance with U.S. and Canadian GAAP, revenues from energy trading activities are presented on a net basis with the exception of real-time physical trading which is presented on a gross basis.

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In second quarter 2004, TransAlta:

  Successfully completed three major turnarounds at Centralia, Sheerness and Wabamun 4
  Renewed its C$1.5 billion committed credit facility for another year

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

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For more information:

Media inquiries:	Investor inquiries:
Tim Richter	Daniel J. Pigeon
Senior Advisor,	Director, Investor Relations
Media & Government Relations	Phone: 1-800-387-3598 in Canada and U.S.
Phone: (403) 267-7238	Phone: (403) 267-2520	Fax (403) 267-2590
Pager: (403) 213-7041	E-mail: investor_relations@transalta.com
Email: media_relations@transalta.com

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Q2:2004

M A N A G E M E N T ' S     D I S C U S S I O N     A N D     A N A L Y S I S

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation (TransAlta or the corporation) as at and for the three and six months ended June 30, 2004 and 2003, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in TransAlta's annual report for the year ended Dec. 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated July 20, 2004. Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

F O R W A R D - L O O K I N G     S T A T E M E N T S

This MD&A contains forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta. In some cases, forward-looking statements can be identified by terms such as 'may', 'will', 'believe', 'expect', 'potential', 'enable', 'continue' or other comparable terminology. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation's actual performance to be materially different from those projected. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates; results of financing efforts; changes in counterparty risk; and the impact of accounting standards issued by Canadian and U.S. standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

R E S U L T S     O F     O P E R A T I O N S

The results of operations are organized by consolidated results and by business segment. TransAlta has two business segments: Generation and Energy Marketing. TransAlta's segments are supported by a corporate group that provides finance, treasury, legal, human resources and other administrative support. These corporate group overheads are allocated to the business segments.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency transactions and balances is discussed with the relevant income statement and balance sheet items. While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the individual items is reflected in the cumulative translation account on the consolidated balance sheet.

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H I G H L I G H T S
The following table depicts key financial results and statistical operating data:
3 months ended June 30	2004	2003[1]

Availability (%)	86.1	88.7
Production (GWh)	13,049	12,555
Electricity trading volumes (GWh)	17,633	21,131
Gas trading volumes (million GJ)	107.4	41.5

Revenue	$656.4	$561.5

Gross margin	$333.0	$301.3

Operating income[2]	$75.8	$90.8

Earnings from continuing operations	15.5	23.3
Gain on disposal of discontinued operations, net of tax	9.6	-

Net earnings	$25.1	$23.3

Basic earnings per common share:
Earnings from continuing operations	$0.08	$0.12
Net earnings	0.13	0.12
Diluted earnings per common share:
Earnings from continuing operations	0.08	0.12
Net earnings	0.13	0.12

Cash flow from operating activities	$67.9	$265.3

6 months ended June 30	2004	2003[1]

Availability (%)	89.2	91.0
Production (GWh)	27,119	25,559
Electricity trading volumes (GWh)	35,696	44,419
Gas trading volumes (million GJ)	182.8	94.4

Revenue	$1,357.5	$1,201.0

Gross margin	697.3	651.4

Operating income[2]	213.1	222.7

Earnings from continuing operations	62.7	72.0
Gain on disposal of discontinued operations, net of tax	9.6	-

Net earnings	$72.3	$72.0

Basic earnings per common share:
Earnings from continuing operations	$0.33	$0.40
Net earnings	0.38	0.40
Diluted earnings per common share:
Earnings from continuing operations	0.32	0.40
Net earnings	0.37	0.40

Cash flow from operating activities	$245.2	$426.5

1	TransAlta early adopted the amended standard on the presentation of liabilities and equity on Jan. 1, 2004. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

2	For reconciliation of operating income to net earnings, see page three of this MD&A.

In the three months ended June 30, 2004, availability decreased compared to the same period in 2003 due to planned outages at the Centralia and Sheerness plants, partially offset by fewer unplanned outages at the remaining Alberta thermal plants. Production increased due to incremental production from the Mexican plants, partially offset by increased planned maintenance.

In the six months ended June 30, 2004, availability was lower than the same period in 2003 due to the planned outages mentioned above and unplanned outages at the Mexican plants in the first quarter of 2004. Production increased in the six months ended June 30, 2004 as incremental production from the Mexican plants was partially offset by increased planned maintenance.

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In the three months ended June 30, 2004, gross margin was $31.7 million higher than for the same period of 2003 primarily as a $33.3 million transmission congestion contract (TCC) loss was recognized in the second quarter of 2003. Further discussion of the TCC loss is included in Significant Events in this MD&A. Excluding the TCC loss, gross margin decreased due to increased maintenance, higher natural gas prices, reduced spark spreads in the Ontario market, decreased margins at CE Generation LLC (CE Gen) and lower hydro volumes, partially offset by incremental gross margin at the Mexican plants, higher Energy Marketing gross margins and increased production at the Alberta thermal plants.

In the six months ended June 30, 2004, gross margin increased by $45.9 million compared to the same period in 2003 as a result of the TCC loss, incremental margin from the Mexican plants, increased production from the Alberta thermal plants and higher Energy Marketing gross margins, partially offset by increased maintenance and decreased hydro volumes.

Operating income is shown because each business segment assumes responsibility for its operating results measured to operating income, and it is a widely accepted measure of financial performance used by some analysts and investors to analyze and compare companies on the basis of operating performance. Operating income is not defined under GAAP and should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP as an indicator of the corporation's financial performance or liquidity. TransAlta's operating income is not necessarily comparable to a similarly titled measure of another company. Operating income is reconciled to net earnings below:

	3 months ended June 30		6 months ended June 30
	2004	2003[1]	2004	2003[1]

Operating income	$75.8	$90.8	$213.1	$222.7
Other income	-	0.2	-	-
Foreign exchange loss	(1.9)	(0.2)	(0.7)	(7.7)
Net interest expense	(57.7)	(58.3)	(118.6)	(101.9)

Earnings before non-controlling interests and income taxes	16.2	32.5	93.8	113.1
Non-controlling interests	4.3	5.1	19.0	12.6

Earnings before income taxes	11.9	27.4	74.8	100.5
Income tax expense (recovery)	(3.6)	4.1	12.1	28.5

Earnings from continuing operations	15.5	23.3	62.7	72.0
Gain on disposal of discontinued operations, net of tax	9.6	-	9.6	-

Net earnings	$25.1	$23.3	$72.3	$72.0

1	TransAlta early adopted the amended standard on the presentation of liabilities and equity on Jan. 1, 2004. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

Operating income for the three and six months ended June 30, 2004, decreased by $15.0 million and $9.6 million, respectively, compared to the similar periods in 2003. Operating income for the three and six months ended June 30, 2004, is reconciled to operating income for the same periods in 2003, as shown below.

Operating income for 3 months ended June 30, 2003	$90.8
Increased Generation gross margins	23.1
Major maintenance costs and lost earnings due to outages	(31.1)
Higher Energy Marketing gross margins	10.3
2003 Energy Marketing TCC loss	33.3
Increased operational costs	(10.1)
Pension over-accrual and performance share ownership plan recovery in 2003	(10.1)
Increased depreciation	(11.9)
Lower CE Gen operating income	(18.7)
Gain on sale of TransAlta Power partnership units	1.2
Other	(1.0)

Operating income for 3 months ended June 30, 2004	$75.8

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Operating income for 6 months ended June 30, 2003	$222.7
Increased Generation gross margins	2.1
Major maintenance costs and lost earnings due to outages	3.7
Higher Energy Marketing gross margins	12.6
2003 Energy Marketing TCC loss	33.3
Increased operational costs	(9.5)
Pension over-accrual and performance share ownership plan recovery in 2003	(10.1)
Increased depreciation	(27.7)
Lower CE Gen operating income	(11.8)
Increase to California provision	(22.9)
Gain on sale of TransAlta Power partnership units	21.1
Other	(0.4)

Operating income for 6 months ended June 30, 2004	$213.1

In the three months ended June 30, 2004, operations, maintenance and administration (OM&A) expenses increased by $35.2 million. The increase was due in part to costs incurred as the result of increased planned maintenance ($10.7 million) and incremental operating costs related to the Mexican plants. In the second quarter of 2003, OM&A costs were reduced as a result of the reversal of a pension over-accrual and a decrease in expected performance share ownership plan payouts due to market conditions ($10.1 million). In the six months ended June 30, 2004, OM&A increased by $20.7 million due in part to incremental operating costs related to the Mexican and Sarnia plants ($14.3 million).

In the three months ended June 30, 2004, depreciation costs increased by $12.1 million partly due to incremental depreciation from the Campeche and Chihuahua plants ($4.6 million) and capitalized maintenance. In the first half of 2004, depreciation expense increased by $32.6 million primarily due to incremental depreciation from the Chihuahua, Campeche and Sarnia plants ($16.1 million) and CE Gen ($7.5 million).

In the first quarter of 2004, an additional $22.9 million pre-tax provision was made against outstanding Energy Marketing receivables related to energy sales in California in 2000 and 2001.

An income tax recovery of $3.6 million was recorded in the second quarter of 2004 compared to a $4.1 million expense in the same period in 2003. During the second quarter of 2004, TransAlta received a NZ$8.0 million (Cdn$6.8 million) current income tax recovery resulting from a favourable settlement from the New Zealand Inland Revenue relating to the 1999 taxation year.

In June 2004, TransAlta finalized the settlement of the April 2002 sale of the former Transmission operations. As a result of this settlement, a $9.6 million after-tax gain on disposal of discontinued operations was recorded. The total gain on the sale of the Transmission operations recorded in the second quarter and prior periods was $129.6 million.

Earnings per share from continuing operations of $0.08 for the three months ended June 30, 2004 were $0.04 lower than the same period in 2003 due to lower net earnings. Earnings per share from continuing operations of $0.33 for the six months ended June 30, 2004 were $0.07 lower than the same period in 2003 due to the lower net earnings and a higher number of common shares outstanding.

Cash flow from operating activities for the three and six months ended June 30, 2004 was $67.9 million and $245.2 million, respectively, compared to $265.3 million and $426.5 million in the same periods in 2003 due to increased coal inventory, the annual renewal of insurance premiums and increased unrealized gains on the valuation of trading activities. Cash flow from operations in the second quarter of 2004 was primarily used to fund maintenance activities.

The corporation's financial reporting procedures and practices have enabled the certification of TransAlta's second quarter report to shareholders in voluntary compliance with the requirements of Section 302 of the Sarbanes-Oxley Act and in compliance with the requirements of Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings".

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S I G N I F I C A N T     E V E N T S

Three months ended June 30, 2004 and 2003

Gain on Transmission sale

In June 2004, a settlement was reached to finalize the sale of the Transmission operations. In April 2002, TransAlta's

Transmission operations were sold for proceeds of $820.7 million. The disposal resulted in an after-tax gain on sale of $120.0 million that was recorded in the second and fourth quarters of 2002. During the second quarter of 2004, final working capital adjustments were made to reflect post-closing adjustments and other provisions related to closing costs, which resulted in an additional $9.6 million after-tax gain, bringing the final gain on the sale of the Transmission operations to $129.6 million.

New Zealand tax settlement

In June 2004, TransAlta received notice from the New Zealand Inland Revenue of a favourable settlement relating to the 1999 taxation year. As a result, a NZ$8.0 million (Cdn$6.8 million) income tax recovery has been recorded in the second quarter of 2004.

Energy Marketing loss on transmission congestion contracts (TCCs)

TransAlta submitted an erroneous bid to the New York Independent System Operator (New York ISO) for May 2003 TCCs. The New York ISO manages New York's electricity transmission system and TCCs are financial contracts. TransAlta's computer spreadsheet contained mismatched bids for TCCs due to a clerical error and resulted in TransAlta purchasing more contracts at higher prices than intended. The erroneous bid resulted in a $33.3 million (US$20.0 million) pre-tax loss in May 2003, which was taxed at the statutory rate of 40 per cent.

Three months ended March 31, 2004 and 2003

Prior period regulatory decision

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact was Cdn$14.9 million. TransAlta expects to collect the remaining US$5.4 million within the next 12 months.

FERC has indicated that it will provide an opportunity near the end of the refund hearings for power marketers such as TransAlta to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta is currently assessing the amount of any operating losses it has suffered as a result of the refund methodology applied on March 17, 2004 by CAISO. TransAlta may be filing with FERC a petition for relief from the refund obligation once this assessment is completed. While the outcome of any such filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

FERC scheduled a settlement conference commencing on June 30, 2004 among the California parties and suppliers to discuss refund and receivable settlement options. The settlement conference is scheduled for 90 days. TransAlta is participating in this conference.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

Equity offering

In March and April of 2003, the corporation issued a total of 17.25 million common shares for gross proceeds of $276.0 million.

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Acquisitions

In January 2003, the corporation purchased a 50 per cent interest in CE Gen. Note 2 of the unaudited interim consolidated financial statements discloses details of the transaction. TransAlta's share of CE Gen's results is included in the Generation segment.

In January 2003, TransAlta acquired a 50 per cent interest in EPCOR Utilities Inc.'s (EPCOR) Genesee 3 project. The 450 MW addition to the existing Genesee Generating Station is currently under construction southwest of Edmonton, Alberta, and TransAlta's share of the project is estimated to cost $385 million. Included in the arrangement was an option for EPCOR to purchase a 50 per cent interest in TransAlta's Sarnia plant that was exercisable until March 31, 2004. EPCOR did not exercise the option.

N E W     A C C O U N T I N G     S T A N D A R D S

The CICA has amended the standard on the presentation of liabilities and equity effective for years beginning on or after Nov. 1, 2004. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity's own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity. TransAlta early adopted this standard effective Jan. 1, 2004 and has therefore included the corporation's preferred securities as financial liabilities on the consolidated balance sheets. Preferred securities distributions are included in interest expense on the consolidated statement of earnings and are therefore included as a deduction in arriving at net earnings. Prior periods have been restated.

Effective Jan. 1, 2004, TransAlta has elected to present employee share purchase plan loans as a deduction from shareholders' equity. The presentation of prior periods has been reclassified. The impact of this new accounting treatment is immaterial to the consolidated financial statements.

Effective June 1, 2004, TransAlta has elected to present assets related to mineral rights as tangible assets. TransAlta's acquired coal rights were previously disclosed as intangible assets. Coal rights will now be classified as property, plant and equipment and prior periods' presentation has been reclassified. The impact of this new accounting treatment is immaterial to the consolidated financial statements.

D I S C U S S I O N     O F     S E G M E N T E D     R E S U L T S

GENERATION: Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., Mexico and Australia. At June 30, 2004, Generation had 8,736 MW of gross generating capacity in operation (8,322 MW net ownership interest) and 293 MW under construction.

For the three and six months ended June 30, 2004, availability was 86.1 per cent and 89.2 per cent, respectively, compared to 88.7 per cent and 91.0 per cent in the same periods in 2003 primarily due to planned outages at the Sheerness and Centralia plants in the second quarter and unplanned outages at the Mexican plants in the first quarter.

The results of the Generation segment are as follows:

		2004		2003
3 months ended June 30	Total	Per MWh	Total	Per MWh

Revenues	$611.6	$46.87	$568.2	$45.26
Fuel and purchased power	(295.0)	(22.60)	(239.7)	(19.09)

Gross margin	316.6	24.27	328.5	26.17

Operations, maintenance and administration	136.7	10.48	108.4	8.63
Depreciation and amortization	91.4	7.00	78.8	6.27
Taxes, other than income taxes	6.2	0.48	5.6	0.46

Operating expenses	234.3	17.96	192.8	15.36

Gain on sale of TransAlta Power partnership units	(1.2)	(0.09)	-	-

Operating income before corporate allocations	83.5	6.40	135.7	10.81
Corporate allocations	18.4	1.41	12.9	1.03

Operating income	$65.1	$4.99	$122.8	$9.78

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		2004		2003
6 months ended June 30	Total	Per MWh	Total	Per MWh

Revenues	$1,272.9	$46.94	$1,173.7	$45.92
Fuel and purchased power	(605.0)	(22.31)	(505.8)	(19.79)

Gross margin	667.9	24.63	667.9	26.13

Operations, maintenance and administration	242.1	8.93	226.5	8.86
Depreciation and amortization	182.9	6.74	148.1	5.79
Taxes, other than income taxes	12.1	0.45	11.7	0.46

Operating expenses	437.1	16.12	386.3	15.12

Gain on sale of TransAlta Power partnership units	(21.1)	(0.78)	-	-

Operating income before corporate allocations	251.9	9.29	281.6	11.02
Corporate allocations	36.4	1.34	32.3	1.26

Operating income	$215.5	$7.95	$249.3	$9.75

Generation's revenues are derived from the production of electricity and steam as well as ancillary services such as system support. Revenues are subject to seasonal variations. Gas- and coal-fired facilities that have exposure to market fluctuations in energy commodity prices represent four per cent and 16 per cent of TransAlta's total generating capacity, respectively. The corporation closely monitors the risks associated with these commodity price changes on its future operations and, where appropriate, uses various physical and financial instruments to hedge its assets and operations from such price risk. These contracts are designated as effective hedge positions of future cash flows or fair values of the output and production of its owned assets. Under Canadian GAAP, settlement accounting is used for transactions that qualify for hedge accounting. Under U.S. GAAP, hedging activities are accounted for in accordance with the Financial Accounting Standards Board (FASB) Statement 133.

TransAlta's production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below:

						Fuel &
			Fuel &			Purchased	Gross
3 months ended	Production		Purchased	Gross	Revenue	Power	Margin
June 30, 2004	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh

Alberta PPAs	6,712	$182.3	$46.1	$136.2	$27.16	$6.87	$20.29
Long-term contracts	2,719	214.2	144.4	69.8	78.78	53.11	25.67
Merchant	2,975	146.4	87.0	59.4	49.21	29.24	19.97
CE Gen	643	68.7	17.5	51.2	106.84	27.22	79.62

TOTAL	13,049	$611.6	$295.0	$316.6	$46.87	$22.60	$24.27

						Fuel &
			Fuel &			Purchased	Gross
3 months ended	Production		Purchased	Gross	Revenue	Power	Margin
June 30, 2003	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh

Alberta PPAs	7,039	$198.5	$46.6	$151.9	$28.20	$6.62	$21.58
Long-term contracts	1,846	142.7	85.8	56.9	77.30	46.48	30.82
Merchant	2,932	137.7	83.6	54.1	46.96	28.51	18.45
CE Gen	738	89.3	23.7	65.6	121.00	32.11	88.89

TOTAL	12,555	$568.2	$239.7	$328.5	$45.26	$19.09	$26.17

						Fuel &
			Fuel &			Purchased	Gross
6 months ended	Production		Purchased	Gross	Revenue	Power	Margin
June 30, 2004	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh

Alberta PPAs	13,376	$360.7	$94.7	$266.0	$26.97	$7.08	$19.89
Long-term contracts	5,267	426.3	282.9	143.4	80.94	53.71	27.23
Merchant	7,235	353.1	195.4	157.7	48.80	27.01	21.80
CE Gen	1,241	132.8	32.0	100.8	107.01	25.79	81.22

TOTAL	27,119	$1,272.9	$605.0	$667.9	$46.94	$22.31	$24.63

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						Fuel &
			Fuel &			Purchased	Gross
6months ended	Production		Purchased	Gross	Revenue	Power	Margin
June 30, 2003	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh

Alberta PPAs	14,176	$399.6	$94.3	$305.3	$28.19	$6.65	$21.54
Long-term contracts	3,561	295.1	184.3	110.8	82.87	51.76	31.11
Merchant	6,588	332.7	187.4	145.3	50.50	28.45	22.05
CE Gen	1,234	146.3	39.8	106.5	118.56	32.25	86.30

TOTAL	25,559	$1,173.7	$505.8	$667.9	$45.92	$19.79	$26.13

Alberta PPAs

Activities in 2004 for the Wabamun plant are now classified as merchant as production from the plant is now being sold on the spot market. The PPA for the Wabamun plant expired on Dec. 31, 2003.

Production for the three and six months ended June 30, 2004 decreased by 327 GWh and 800 GWh, respectively, compared to the same periods in 2003 primarily due to the Wabamun plant now being considered merchant, partially offset by reduced planned and unplanned maintenance at the remaining thermal plants.

Gross margins for the three months ended June 30, 2004 decreased by $1.29 per megawatt hour (MWh) compared to the same period of 2003. Revenues for the three months ended June 30, 2004 decreased by $1.04 per MWh compared to the same period of 2003 due to decreased incentive payments. Incentives at the Alberta thermal plants were reduced by the penalties incurred during the planned maintenance at the Sheerness plant during a period of higher electricity market prices. Fuel costs increased by $0.25 per MWh for the three months ended June 30, 2004 due to the normal escalation of coal costs. Substantially all of the coal used for production under Alberta PPAs is from coal reserves owned by TransAlta.

Gross margins for the six months ended June 30, 2004 decreased by $1.65 per MWh compared to the same period of 2003. Revenues decreased by $1.22 per MWh and fuel costs increased by $0.43 per MWh as a result of the reasons discussed above combined with lower power prices in the first quarter of 2004 compared to the same period in 2003.

Long-term contracts

In the three and six months ended June 30, 2004, production increased by 873 GWh and 1,706 GWh, respectively, compared to the same periods in 2003. The increase is primarily the result of the incremental production from the Mexican plants (766 GWh and 1,462 GWh for the three and six months ended June 30, 2004, respectively).

For the three months ended June 30, 2004, gross margin decreased by $5.15 per MWh compared to the same period of 2003 primarily due to the impact of the contracts at the Mexican plants which have lower margins than other long-term contracts. Revenues increased by $1.48 per MWh primarily due to increased natural gas costs which are passed on to the customer and steam revenue earned from the Sarnia plant. Steam revenue has no MWh production associated with it. Fuel and purchased power for the three months ended June 30, 2004 increased by $6.63 per MWh compared to the same period in 2003, primarily due to higher market prices for natural gas.

Gross margin for the six months ended June 30, 2004 decreased by $3.88 per MWh compared to the same period of 2003 primarily due to the impact of the contracts at the Mexican plants which have lower margins than other long-term contracts. Revenues decreased by $1.93 per MWh due to lower steam revenues compared to the first half of 2003. Fuel and purchased power increased by $1.95 per MWh primarily due to increased natural gas costs.

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As shown in the above graphs, electricity spot prices in Alberta and Mid-Columbia were higher in the second quarter of 2004 compared to the same period in 2003, while Ontario prices were comparable to last year. Below normal hydro production in the West and modestly higher natural gas prices across all regions compared to 2003 contributed to the increase. Spark spreads (power prices less cost of gas consumed) in the western markets increased in the second quarter of 2004 relative to the second quarter of 2003 as electricity prices rose more than natural gas prices. However, spark spreads in the Ontario market were lower due to power prices not increasing at the same rate as gas prices. Electricity prices generally increase as a result of increased natural gas prices; however, they may not be completely correlated due to the existence of generation overcapacity in a specific market or other generation fuel sources, besides gas, which affect power prices in that market.

In the second quarter of 2004, merchant production was 2,975 GWh, of which 1,091 GWh was contracted under short- to medium-term contracts. In the second quarter of 2003, merchant production was 2,932 GWh, of which 1,328 GWh was contracted. The increase in production was primarily due to the sale of uncontracted production from the Wabamun plant, partially offset by the planned outage at the Centralia plant. For the first six months of 2004, merchant production was 7,235 GWh, of which 2,930 GWh was contracted. In the first half of 2003, merchant production was 6,588 GWh, of which 3,878 GWh was contracted. The increase was due to the reasons discussed above.

For the three months ended June 30, 2004, merchant gross margins increased by $1.52 per MWh compared to the same period of 2003. Merchant revenues increased by $2.25 per MWh while fuel and purchased power increased by $0.73 per MWh. The increases in both revenue and fuel costs were due to higher electricity and natural gas prices partially offset by the strengthening of the Canadian dollar compared to the U.S. dollar.

Merchant gross margins for the six months ended June 30, 2004 decreased by $0.25 per MWh compared to the same period of 2003. Merchant revenues decreased by $1.70 per MWh while fuel and purchased power decreased by $1.44 per MWh compared to the first six months of 2003. The decreases were due to a higher mix of coal production partially offset by higher natural gas costs.

CE Gen

TransAlta's share of CE Gen's production for the three months ended June 30, 2004, decreased by 95 GWh compared to the same period in 2003. This was the result of decreased production at the Power Resources facility following the expiration of the long-term contract in September 2003 and increased maintenance. In the first six months of 2004, TransAlta's share of production increased by seven GWh due to a full six months of ownership in 2004 substantially offset by the decreased production at the Power Resources facility and increased maintenance.

In the three and six months ended June 30, 2004, revenues decreased by $14.16 per MWh and $11.55 per MWh, respectively, due to decreased revenue from the Power Resources facility and the strengthening of the Canadian dollar compared to the U.S. dollar. In the three and six months ended June 30, 2004, fuel costs decreased by $4.89 per MWh and $6.46 per MWh, respectively, primarily due to lower production at the Power Resources facility and the strengthening of the Canadian dollar compared to the U.S. dollar.

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Operations, maintenance and administration expense

In the three months ended June 30, 2004, OM&A expenses increased by $28.3 million compared to the same period in 2003 due to increased planned maintenance in the second quarter of 2004 ($10.7 million) and incremental operating expenditures at the Mexican plants ($3.5 million). As previously discussed, in the second quarter of 2003, OM&A costs were reduced by $10.1 million as a result of the reversal of a pension over-accrual and a decrease in expected performance share ownership plan payouts due to market conditions.

In the six months ended June 30, 2004, OM&A expenses increased by $15.6 million compared to the same period in 2003 due to incremental operating expenditures at the Mexican, CE Gen and Sarnia plants ($12.9 million).

The table below shows the amount of planned maintenance capitalized and expensed in the three and six months ended June 30, 2004 and 2003, excluding CE Gen.

	3 months ended June 30		6 months ended June 30
Planned maintenance expenditures	2004	2003	2004	2003

Capitalized	$35.6	$7.5	$45.0	$23.9
Expensed	32.5	21.8	36.9	37.9

	$68.1	$29.3	$81.9	$61.8

In the three and six months ended June 30, 2004, there was 1,316 GWh and 1,331 GWh, respectively, of production lost due to planned maintenance compared to 730 GWh and 1,147 GWh lost in the three and six months ended June 30, 2003.

Depreciation and amortization

Depreciation and amortization increased by $12.6 million in the second quarter of 2004 compared to the same period in 2003 partly due to incremental depreciation from the Mexican plants ($4.6 million) and capitalized maintenance.

Depreciation and amortization increased by $34.8 million in the six months ended June 30, 2004, compared to the same period in 2003 due to incremental depreciation from the Mexican, Sarnia and CE Gen plants ($23.6 million).

Taxes other than income taxes

For the three and six months ended June 30, 2004, taxes other than income taxes were consistent with the same period in 2003.

ENERGY MARKETING: Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives not supported by TransAlta owned generation assets. Energy Marketing also utilizes contracts of various durations for the forward sales of electricity and purchases of natural gas and transmission capacity to effectively manage available generating capacity and fuel and transmission needs on behalf of Generation. These results are included in the Generation segment.

Energy Marketing uses commodity derivatives to manage risk, earn trading revenue and gain market information. The portfolio consists of physical and financial derivative instruments including forwards, swaps, futures and options in various commodities. These contracts meet the definition of trading activities and have been accounted for using fair values for both Canadian and U.S. GAAP. Changes in the fair values of the portfolio are recognized in income in the period they occur.

In compliance with FASB Emerging Issues Task Force 03-11, "Reporting Realized Gains and Losses on Derivative

Instruments That Are Subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes", TransAlta has concluded that real-time physical trading meets the definition of derivative contracts held for delivery and therefore real-time physical trading results are reported on a gross basis (trading revenues and trading purchases are shown separately) in the consolidated statement of earnings. TransAlta's real-time physical trading transactions generally consist of physically flowing power between markets.

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The results of the Energy Marketing segment are as follows:

	3 months ended June 30		6 months ended June 30
	2004	2003	2004	2003

Revenues	$44.8	$(6.7)	$84.6	$27.3
Trading purchases	(28.4)	(20.5)	(55.2)	(43.8)

Gross margin	16.4	(27.2)	29.4	(16.5)

Operations, maintenance and administration	2.8	2.3	3.4	4.4
Depreciation and amortization	0.5	0.8	0.9	1.6

Operating expenses	3.3	3.1	4.3	6.0

Prior period regulatory decision	-	-	22.9	-
Corporate allocations	2.4	1.7	4.6	4.1

Operating income	$10.7	$(32.0)	$(2.4)	$(26.6)

In the three and six months ended June 30, 2004, revenues increased by $51.5 million and $57.3 million compared to the same periods in 2003. In the second quarter of 2003, Energy Marketing realized a $33.3 million (US$20.0 million) pre-tax loss on TCCs in the New York area as discussed in the Significant Events section in this MD&A. Real-time physical trading purchases for the three and six months ended June 30, 2004 increased by $7.9 million and $11.4 million, respectively, relative to the same periods in 2003. During the second quarter of 2003, TransAlta re-evaluated trading strategies and as a result, in the third quarter of 2003, the corporation consolidated the Annapolis trading office in Calgary. The closure of the Annapolis office and changing market opportunities resulted in fewer electricity volumes being traded and settled in the three and six months ended June 30, 2004 as compared to 2003. With a focus on physical transmission and spark spread transactions, higher margins from better market opportunities compensated for the lower electricity volumes. Increased spark spread transactions resulted in higher gas trading volumes.

OM&A costs for the second quarter of 2004 were comparable to the same period in 2003. OM&A costs decreased by $1.0 million in the first half of 2004 compared to the same period in 2003 due to the consolidation of the trading operations.

Depreciation and amortization for the three and six months ended June 30, 2004 were comparable to the same periods in 2003.

At June 30, 2004, TransAlta had a US$51.4 million receivable relating to energy sales in California. As previously discussed in Significant Events, a provision of US$28.8 million to account for potential refund liabilities was recorded in December 2000. On March 17, 2004, the CAISO released its preliminary adjusted prices indicating that TransAlta's refund liability is now US$46.0 million. Based on these preliminary refund estimates, in the first quarter of 2004 TransAlta increased its provision for potential refund liabilities by US$17.2 million (Cdn$22.9 million) to US$46.0 million. TransAlta may be filing a petition for relief from the refund obligation.

P R I C E     R I S K     M A N A G E M E N T

TransAlta's price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions and those asset backed trading transactions accounted for on a fair value, mark-to-market basis. With the exception of transmission contracts, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts is based upon statistical analysis of historical data. All transmission contracts are accounted for in accordance with FASB EITF 02-03. The following tables show the balance sheet classifications for price risk management assets and liabilities as well as the changes in the fair value of the net price risk management assets for the period.

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	June 30,	Dec. 31,
Balance Sheet	2004	2003

Price risk management assets
Current	$98.8	$75.1
Long-term	59.8	42.5
Price risk management liabilities
Current	(86.2)	(69.2)
Long-term	(50.3)	(35.7)

Net price risk management assets outstanding	$22.1	$12.7

Net price risk management assets outstanding at Dec. 31, 2003		$12.7
New contracts entered into during the period		11.4
Contracts realized, amortized or settled during the period		(2.1)
Changes in values attributable to market price and other market changes		(5.0)
Changes in values attributable to discontinued hedge treatment of certain contracts		5.1

Net price risk management assets outstanding at June 30, 2004		$22.1

The net price risk management assets and liabilities increased by $9.4 million compared to Dec. 31, 2003 primarily due to a net increase in outstanding contracts of $11.4 million. A fair value decrease of $5.0 million is offset by a $5.1 million price risk management asset resulting from discontinuance of hedge accounting related to a long-term power contract. Changes in net price risk management assets and liabilities are reflected as unrealized gains as a component within gross margin. The increase in current assets and liabilities is a result of increased volumes of trading activities resulting from market opportunities, particularly in the Pacific Northwest. TransAlta's forecast for gas prices has increased relative to December 2003, which resulted in increased gas volumes along with long-term asset and liability positions associated with heat rate contracts.

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter is as follows:

						2009 and
	2004	2005	2006	2007	2008	thereafter	Total
Prices actively quoted	$6.2	$7.3	$3.7	$2.8	$0.7	$-	$20.7
Prices based on models	1.4	-	-	-	-	-	1.4
	$7.6	$7.3	$3.7	$2.8	$0.7	$-	$22.1

TransAlta's trading activities are mainly short-term transactions, thereby limiting credit risk and maintaining low working capital requirements.

TransAlta's fixed price trading positions at June 30, 2004 were as follows:

		Fixed price payor	Fixed price receiver	Maximum term
	Units (000s)	notional amounts	notional amounts	in months
Electricity	MWh	21,745.7	22,860.3	54
Natural gas	GJ	86,734.7	83,518.2	40

TransAlta's fixed price trading positions at Dec. 31, 2003 were as follows:

		Fixed price payor	Fixed price receiver	Maximum term
	Units (000s)	notional amounts	notional amounts	in months
Electricity	MWh	13,872.6	4,106.8	33
Natural gas	GJ	37,805.3	56,308.8	24

Proprietary trading encompasses a range of contractual terms spanning from short-term speculative trading of one to 24 months to longer-term marketing transactions with potential terms greater than 24 months. The increase in electricity payor amounts is due to additional trading opportunities in all regions where physical generation assets exist.

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The corporation's electrical transmission contracts net trading position of 7.4 million MWh at June 30, 2004 is consistent with the net trading position of 7.4 million MWh at Dec. 31, 2003.

In accordance with EITF 02-03, physical transmission is accounted for using accrual accounting. At June 30, 2004, TransAlta recorded $7.5 million on the consolidated balance sheet as prepaid transmission related to these contracts compared to approximately $2.0 million at Dec. 31, 2003. The transmission contracts relate to the period from April to March and are amortized over this period. Physical transmission is widely used in the California and Ontario markets. The maximum term of these contracts is 12 months.

Gross physical and financial settled sales of proprietary trading transactions are as follows:

	3 months ended June 30		6 months ended June 30
Electricity (GWh)	2004	2003	2004	2003

Physical	13,620	13,467	27,046	27,494
Financial	4,013	7,664	8,650	16,925

	17,633	21,131	35,696	44,419

	3 months ended June 30		6 months ended June 30
Gas (million GJ)	2004	2003	2004	2003

Physical	26.4	19.8	49.6	49.3
Financial	81.0	21.7	133.2	45.1

	107.4	41.5	182.8	94.4

Electricity volumes in the three and six months ended June 30, 2004 were lower than the same period in 2003 due to the elimination of trading in New York TCCs in 2003. Power trading strategies consist of shorter-term physical and financial trades in regions where TransAlta has assets and the markets that interconnect with those regions.

The increase in gas volumes relates to the increased use of heat rate contracts, which involve a gas component, to manage power price risk in the electricity trading. Due to the liquidity of the gas market relative to power markets, the gas component in the heat rate contract is actively traded to optimize the contract. Gas trading, independent of power trading strategies, continues to be a small part of the risk taken in the marketplace.

In June 2003, FERC issued two show cause orders, the Partnership Gaming Order and the Gaming Practices Order, in which TransAlta's U.S. subsidiaries were named. These orders required TransAlta to justify certain trading activities in California between Jan. 1, 2000 and June 20, 2001. In response to FERC's show cause orders, TransAlta confirmed that it did not engage in gaming behavior. Based on the information provided by TransAlta, FERC Trial Staff filed a Motion to Dismiss with respect to TransAlta in the two show cause proceedings. On Jan. 22, 2004, FERC granted the Trial Staff's motion to dismiss TransAlta from both the Partnership Gaming Order and the Gaming Practices Order. FERC found that TransAlta did not engage in prohibited gaming practices.

Beginning in June 2002, a TransAlta U.S. subsidiary received requests from the U.S. Commodity Futures Trading Commission (CFTC) requesting information concerning the electricity and natural gas trading activities relating to the wash sales under the Commodity Exchange Act. TransAlta provided the CFTC with information pursuant to its request. On Jan. 29, 2004, TransAlta received official notice from the CFTC that it was closing its investigation at that time. While the CFTC reserved its right to re-open the investigation, TransAlta believes this is unlikely.

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N E T     I N T E R E S T     E X P E N S E ,     O T H E R     I N C O M E ,     F O R E I G N     E X C H A N G E     A N D

N O N - C O N T R O L L I N G    I  N T E R E S T S

	3 months ended June 30		6 months ended June 30
	2004	2003	2004	2003

Interest on recourse and non-recourse debt	$54.4	$61.2	$110.9	$118.2
Interest on preferred securities	9.2	9.2	18.4	18.4
Interest income	(0.5)	(0.8)	(0.9)	(2.5)
Capitalized interest	(5.4)	(11.3)	(9.8)	(32.2)

Net interest expense	57.7	58.3	118.6	101.9
Other income	-	(0.2)	-	-
Foreign exchange loss	1.9	0.2	0.7	7.7
Non-controlling interests	4.3	5.1	19.0	12.6

Total	$63.9	$63.4	$138.3	$122.2

In the second quarter of 2004 interest on debt and preferred securities decreased by $6.8 million. Net interest expense in the second quarter of 2004 was $0.6 million lower than the same period in 2003 due to decreased debt levels. Decreased capitalized interest was the result of the completion of the Sarnia, Campeche and Chihuahua plants, partially offset by the continuing construction of the Summerview Wind Farm and Genesee 3. In the first six months of 2004, net interest expense increased by $16.7 million compared to the same period in 2003 primarily due to decreased capitalized interest.

The foreign exchange loss in the six months ended June 30, 2003 related to a reduction in the value of a goods and services tax receivable in Mexico associated with equipment purchases and was the result of the weakening of the Mexican peso relative to the U.S. and Canadian dollars.

The decrease in earnings attributable to non-controlling interests in the three months ended June 30, 2004 compared to the same period in 2003 is attributable to lower earnings from TransAlta Cogeneration, L.P. (TA Cogen). The increase in the first half of 2004 compared to the same period in 2003 is the result of the sale of the Sheerness plant to TA Cogen in the third quarter of 2003.

I N C O M E     T A X E S

	3 months ended June 30		6 months ended June 30
	2004	2003	2004	2003
Income tax expense (recovery)	$(3.6)	$4.1	$12.1	$28.5
Effective tax rate	-	15.0%	16.1%	28.4%

The effective income tax rate in the second quarter of 2004 expressed as a percentage of earnings from continuing operations before income taxes, reflects the New Zealand income tax recovery as previously discussed in Significant Events. As a result of the resolution of this matter, a recovery of NZ$8.0 million (Cdn$6.8 million) will be obtained. Excluding the New Zealand tax recovery, the effective tax rate would have been 26.9 per cent. Due to lower earnings in the three months ended June 30, 2004, the effective tax rate reflects the impact of the financing arrangements of TransAlta's foreign operations. The benefits of these arrangements do not vary with earnings. The effective income tax rate for the first six months of 2004 is lower than the same period in 2003 due to the reasons discussed above and the benefit of the reduced Alberta tax rate applied to TransAlta's future tax liabilities. As a result, in the three and six months ended June 30, 2004, income tax expense decreased by $7.7 million and $16.4 million, respectively compared to the same periods in 2003.

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F I N A N C I A L     P O S I T I O N

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2003 to June 30, 2004:

	Increase/
	(Decrease)	Explanation

Cash and cash equivalents	$(17.9)	Refer to Consolidated Statements of Cash Flows.
Accounts receivable	36.1	Increase in Energy Marketing activities.
Prepaid expenses	28.5	Increase in physical transmission rights, insurance premiums, deferred stripping costs at Centralia and premiums paid on financial transactions.

Inventory	27.0	Higher coal inventory balances as a result of maintenance at the Centralia plant.

Long-term receivables	(120.1)	Receipt of the Zinc Recovery receivable at CE Gen, increase in California receivable provision and transfer of remaining California receivable to current receivables. The Zinc Recovery funds were used to repay the CE Gen secured bonds.

Property, plant and equipment,
net of accumulated depreciation	60.4	Increase due to the construction of the Summerview Wind Farm and Genesee 3 project and capitalized maintenance, partially offse tby depreciation.

Intangible assets	(21.6)	Amortization of the CE Gen sales contracts.
Future income tax assets
(including current portion)	38.9	Increase in unused tax losses that are expected to be recovered in future years.

Short-term debt	(37.5)	Repayment of short-term debt.
Accounts payable and accrued liabilities	40.7	Increase due to maintenance activities and capital expenditures.
Non-recourse long-term debt
(including current portion)	91.2	Repayment of CE Gen secured bonds with Zinc Recovery funds.
Future income tax liabilities
(including current portion)	25.8	Increase primarily due to the acquisition of CE Gen. The remaining is the result of Canadian and U.S. operations.

Non-controlling interests	57.1	Increase in non-controlling interest due to the Sheerness transaction.

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S T A T E M E N T S     O F     C A S H     F L O W S :

3 months ended June 30	2004	2003	Explanation
Cash and cash equivalents,
beginning of period	$121.5	$117.8
Provided by (used in):
Operating activities	67.9	265.3	In 2004, slightly higher earnings more than offset by increased coal inventory, insurance premiums and unrealized gains on the valuation of trading activities.
			In 2003, collection of commodity tax receivables (US$79.0 million) as well as decreased working capital requirements.

Investing activities	(76.7)	20.0	In 2004, capital expenditures of $90.5 million relating primarily to the construction of the Summerview Wind Farm, the Genesee 3 project and major maintenance.

In 2003, capital expenditures of $113.0 million relating primarily to the construction of Genesee 3 and the Mexican plants, more than offset by the recovery of $47.4 million restricted cash from CE Gen, the sale of the office building in Calgary ($65.8 million) and the sale of the Goldfields gas pipeline ($21.6 million).

Financing activities	24.4	(186.8)	In 2004, short-term borrowings of $77.9 million, partially offset by cash dividends on common shares of $33.5 million and repayment of long-term debt ($17.6 million).

In 2003, net proceeds on the issuance of common shares of $33.0 million offset by net repayment of short- and long-term debt borrowings of $186.4 million, cash dividends on common shares of $28.3 million and minority distributions of $5.2 million.

Translation of foreign
currency cash	-	(17.6)
Cash and cash equivalents,
end of period	$137.1	$198.7

6 months ended June 30	2004	2003	Explanation
Cash and cash equivalents,
beginning of period	$155.0	$143.3
Provided by (used in):
Operating activities	245.2	426.5	In 2004, increased coal inventory, insurance premiums and unrealized gains on the valuation of trading activities.
			In 2003, collection of commodity tax receivables (US$79.0 million) as well as decreased working capital requirements.

Investing activities	(26.5)	(594.6)

In 2004, capital expenditures of $182.4 million related to the construction of Genesee 3, the Summerview Wind Farm and major maintenance, partially offset by proceeds from the exercise of TransAlta Power warrants ($59.1 million) and the collection of the $90.8 million Zinc Recovery long-term receivable.

In 2003, capital expenditures of $405.9 million related to the acquisition of Genesee 3 and construction activities in Mexico, the acquisition of CE Gen for $323.4 million (net of cash acquired of $43.2 million), partially offset by proceeds on the sale of the Goldfields gas pipeline ($21.6 million), proceeds from the sale of the office building ($65.8 million) and recovery of CE Gen's restricted cash of $47.4 million.

Financing activities	(236.6)	242.3	In 2004, net repayment of short- and long-term debt ($162.7 million) and dividends on common shares of $70.0 million.

In 2003, net proceeds on the issuance of common shares of $265.0 million and net short- and long-term borrowings of $48.6 million were partially offset by cash dividends on common shares of $58.4 million and minority interest distributions of $12.8 million.

Translation of foreign
currency cash	-	(18.8)
Cash and cash equivalents,
end of period	$137.1	$198.7

:P16

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L I Q U I D I T Y     A N D     C A P I T A L     R E S O U R C E S

In the three and six months ended June 30, 2004, TransAlta spent $90.5 million and $182.4 million, respectively, on capital expenditures. In the three and six months ended June 30, 2003, TransAlta spent $113.0 million and $729.3 million, respectively, on capital expenditures and acquisitions.

In the three months ended June 30, 2004, TransAlta had overall net borrowings (including short- and long-term debt) of $60.3 million compared to $162.7 million net repayment in the same period in 2003. In the six months ended June 30, 2004, TransAlta had an overall net repayment of debt (including short- and long-term debt) of $186.4 million compared to $48.6 million net borrowings in the same period in 2003. Including the non-recourse debt held by CE Gen, TransAlta's short- and long-term debt balance on June 30, 2004 decreased by $132.5 million compared to Dec. 31, 2003. Cash flow from operations, the recovery of the Zinc Recovery receivable and the sale of TransAlta Power units associated with the related exercise of warrants by unit holders were used to repay debt. In the second quarter of 2004, only 397,485 TransAlta Power units were sold as the market price of TransAlta Power units was lower than the warrant exercise price during a portion of the three month period.

At June 30, 2004, TransAlta's total debt (including non-recourse debt) to invested capital ratio was 46.2 per cent (39.9 per cent excluding non-recourse debt). This represents an improvement from the Dec. 31, 2003 ratio of 47.6 per cent (42.5 per cent excluding non-recourse debt). On June 30, 2004, TransAlta extended its existing committed $1.5 billion syndicated bank loan facility. On July 15, 2004, TransAlta renewed its US$1.0 billion medium-term note facility.

At June 30, 2004, TransAlta's working capital ratio was 99.6 per cent compared to 93.6 per cent at Dec. 31, 2003.

TransAlta has provided guarantees of obligations of certain subsidiaries to counterparties to facilitate physical and financial transactions in various derivatives. To the extent liabilities for trading activities exist related to these guarantees, they are included in the consolidated balance sheet. To the extent liabilities exist for hedging activities, they are not recognized on the consolidated balance sheet. The aggregate amount of these guarantees at June 30, 2004 for trading and hedging activities was $2.0 billion. In addition, the corporation has a number of unlimited guarantees. The exposure for trading and hedging activities at June 30, 2004 under both the limited and unlimited guarantees was $617.0 million compared to $381.3 million at Dec. 31, 2003.

TransAlta has also provided guarantees to counterparties to support performance and payment of obligations of certain subsidiaries. To the extent obligations exist under the performance guarantees at June 30, 2004, they are included in accounts payable and accrued liabilities. The aggregate amount under these guarantees at June 30, 2004 was $778.3 million compared to $828.6 million at Dec. 31, 2003.

The corporation has approximately $1.4 billion of undrawn collateral available to secure these exposures.

During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the

Campeche plant. On April 5, 2004, the guarantee was released and the US$133.6 million of debt related to the plant became non-recourse to the corporation.

O U T L O O K

The key factors affecting the financial results for the remainder of 2004 continue to be the megawatt capacity in place, the availability of and production from generating assets, the margins applicable to non-contracted production, the costs of production, and the volumes traded and margins achieved on Energy Marketing activities.

Production and availability

Generating capacity is expected to increase during the remainder of 2004 due to the expected completion of the 68-MW Summerview Wind Farm project in the fourth quarter. On Dec. 31, 2004, TransAlta expects to decommission units one and two of the Wabamun plant (62 MW and 57 MW, respectively).

Availability for the remainder of 2004 is expected to be similar to the first six months of 2004 due to continued planned maintenance. TransAlta expects to lose approximately 2,700 GWh of production due to planned maintenance in 2004, of which 1,331 GWh were lost in the first six months. In 2003, TransAlta lost approximately 2,300 GWh, of which 1,147 GWh were lost in the first six months. Production levels in 2004 are still expected to be higher than 2003 levels due to the capacity additions that occurred throughout 2003 partially offset by increased planned maintenance.

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If certain plants do not meet the availability or production targets specified in the PPAs or other long-term contracts then the corporation must either compensate the purchaser for the loss in the availability of production or suffer a reduction in electrical or capacity payments. Consequently, an extended outage could have a material adverse effect on the business, financial condition, results of operations, or cash flows of the corporation.

Production and gross margins from the merchant gas plants are subject to the changes in spark spreads discussed in the following section. TransAlta has not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased coincident with spot market spark spreads being adequate to produce and sell electricity.

Power prices

Electricity spot prices for the remainder of the year are expected to be comparable to or higher than in the second quarter of 2004 in all markets due to lower expected hydro production and seasonal weather patterns. Spark spreads are expected to be comparable to or higher than in the second quarter of 2004 as natural gas prices are also expected to remain at their current levels.

Exposure to volatility in electricity prices and spark spreads is substantially mitigated through firm-price, long-term electricity sales contracts. Exposure to volatility in gas prices is partially mitigated by the flow-through of the costs of natural gas to customers in some of these contracts and the existence of price caps in certain natural gas supply contracts. For the remainder of 2004, approximately 80 per cent of output is contracted, a significant portion of which relates to the Alberta PPAs, which are based on achieving specified availability rates. The corporation will continue to focus on maximizing revenues from these contracts.

On June 15, 2004, the Ontario Ministry of Energy introduced Bill 100 in the legislature to reform Ontario's electricity sector. The bill includes a combination of a regulated and competitive market, targets for energy conservation and the use of renewable energy, providing consumer price stability and the creation of a new Ontario Power Authority to ensure an adequate long-term supply of electricity. Subject to passage of the legislation, implementation of the structure is targeted for early 2005. Dependent on the legislation being passed and the resultant changes in merchant pricing or the availability of stable long-term contracts for electricity producers, the future operating results of TransAlta's Sarnia Cogeneration plant may be significantly affected. At this time, TransAlta can not reasonably assess the impact of the proposed changes to the structure of the Ontario energy sector and its impact on Sarnia's future operational results.

Costs of production

Fluctuations in the cost of coal are minimized through ownership of reserves in Alberta and Washington. OM&A costs per MWh fluctuate by quarter and are dependent on the timing and nature of maintenance activities. OM&A costs per MWh in the third quarter of 2004 are expected to be similar to those experienced in the second quarter due to continued planned maintenance. A moderate decrease is expected in the fourth quarter of 2004.

Energy Marketing

Short-term and real-time markets are expected to be similar to the first half of 2004. Energy Marketing will continue to concentrate on buying and selling electricity, gas and electrical transmission contracts in these markets. This type of trading does not involve long-term contracts and therefore value at risk and volatility related to fair value accounting is relatively low.

Capital and maintenance expenditures

Capital expenditures for 2004 are expected to be approximately $375 million to $400 million of which approximately $130 million will be spent on renewable growth projects and the Genesee 3 project. The remainder will be spent on planned and preventative maintenance, including CE Gen, mine capital and productivity related investments. Financing for these expenditures is expected to come from a combination of cash from operations and the exercising of TransAlta Power warrants related to the sale of Sheerness.

Exposure to fluctuations in foreign currencies

TransAlta will continue to offset foreign denominated assets with foreign denominated liabilities. TransAlta also has foreign currency expenses, primarily interest charges, offsetting foreign currency revenues. This strategy minimizes the impact on TransAlta of the recent appreciation in the Canadian dollar against the U.S. dollar.

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T R A N S A L T A     C O R P O R A T I O N

C O N S O L I D A T E D     S T A T E M E N T S     O F     E A R N I N G S     A N D     R E T A I N E D     E A R N I N G S

(in millions of Canadian dollars except per share amounts)
	3 months ended June 30		6 months ended June 30

Unaudited	2004	2003	2004	2003

		(Restated,		(Restated,
		Note 1)		Note 1)
Revenues	$656.4	$561.5	$1,357.5	$1,201.0
Trading purchases	(28.4)	(20.5)	(55.2)	(43.8)
Fuel and purchased power	(295.0)	(239.7)	(605.0)	(505.8)

Gross margin	333.0	301.3	697.3	651.4

Operations, maintenance and administration	157.0	121.8	280.2	259.5
Depreciation and amortization (Note 11)	95.2	83.1	190.1	157.5
Taxes, other than income taxes	6.2	5.6	12.1	11.7

Operating expenses	258.4	210.5	482.4	428.7

Prior period regulatory decision (Note 4)	-	-	22.9	-
Gain on sale of TransAlta Power partnership units (Note 2)	(1.2)	-	(21.1)	-

	(1.2)	-	1.8	-

Operating income	75.8	90.8	213.1	222.7
Other income	-	0.2	-	-
Foreign exchange loss	(1.9)	(0.2)	(0.7)	(7.7)
Net interest expense (Note 5)	(57.7)	(58.3)	(118.6)	(101.9)

Earnings before non-controlling interests and income taxes	16.2	32.5	93.8	113.1
Non-controlling interests	4.3	5.1	19.0	12.6

Earnings before income taxes	11.9	27.4	74.8	100.5
Income tax expense (recovery)	(3.6)	4.1	12.1	28.5

Earnings from continuing operations	15.5	23.3	62.7	72.0
Gain on disposal of discontinued operations, net of tax (Note 2)	9.6	-	9.6	-

Net earnings	$25.1	$23.3	$72.3	$72.0
Common share dividends	(48.0)	(47.3)	(95.9)	(89.9)
Adjustment arising from normal course issuer bid (Note 8)	(1.1)	-	(1.1)	-
Retained earnings
Opening balance	933.2	890.8	933.9	884.7

Closing balance	$909.2	$866.8	$909.2	$866.8

Weighted average common shares outstanding in the period	192.2	188.3	191.8	180.4

Basic earnings per share
Earnings from continuing operations	$0.08	$0.12	$0.33	$0.40
Gain on disposal of discontinued operations, net of tax	0.05	-	0.05	-

Net earnings	$0.13	$0.12	$0.38	$0.40

Diluted earnings per share
Earnings from continuing operations	$0.08	$0.12	$0.32	$0.40
Gain on disposal of discontinued operations, net of tax	0.05	-	0.05	-

Net earnings	$0.13	$0.12	$0.37	$0.40

See accompanying notes.

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T R A N S A L T A     C O R P O R A T I O N

C O N S O L I D A T E D     S T A T E M E N T S     O F     C A S H F L O W S

(in millions of Canadian dollars)
	3 months ended June 30		6 months ended June 30

Unaudited	2004	2003	2004	2003

		(Restated,		(Restated,
		Note 1)		Note 1)
Operating activities
Net earnings	$25.1	$23.3	$72.3	$72.0
Depreciation and amortization (Note 11)	105.7	89.5	207.2	170.4
California receivable provision (Note 4)	-	-	22.9	-
Gain on sale of TransAlta Power partnership units (Note 2)	(1.2)	-	(21.1)	-
Non-controlling interests	4.3	5.1	19.0	12.6
Asset retirement obligation accretion	5.3	6.9	10.3	12.1
Future income taxes	(7.4)	(6.1)	(11.1)	1.8
Unrealized loss (gain) from energy marketing activities	(6.8)	18.6	(9.4)	20.6
Asset retirement obligation costs incurred	(5.1)	(2.0)	(6.6)	(3.5)
Foreign exchange loss	1.9	0.2	0.7	7.7
Loss (gain) on sale of assets	(12.1)	0.1	(12.1)	(0.4)
Other non-cash items	(2.8)	0.1	(3.9)	1.5

	106.9	135.7	268.2	294.8
Change in non-cash operating working capital balances	(39.0)	129.6	(23.0)	131.7

Cash flow from operating activities	67.9	265.3	245.2	426.5

Investing activities
Long-term receivables (Note 4)	-	0.3	90.8	0.7
Additions to property, plant and equipment	(90.5)	(113.0)	(182.4)	(405.9)
Proceeds on sale of property, plant and equipment	12.0	65.8	12.0	65.8
Proceeds on sale of TransAlta Power partnership units	3.7	-	59.1	-
Investments	-	21.6	-	21.6
Restricted cash (Note 2)	(1.8)	47.4	(1.1)	47.4
Acquisitions (Note 2)	-	-	-	(323.4)
Deferred charges and other	(0.1)	(2.1)	(4.9)	(0.8)

Cash flow from (used in) investing activities	(76.7)	20.0	(26.5)	(594.6)

Financing activities
Net increase (decrease) in short-term debt	77.9	(83.0)	(37.5)	20.0
Repayment of long-term debt	(17.6)	(119.4)	(127.9)	(120.5)
Dividends on common shares	(33.5)	(28.3)	(70.0)	(58.4)
Issuance of long-term debt	-	16.0	2.7	149.1
Redemption of common shares	(1.5)	-	(1.5)	-
Distributions to subsidiary's non-controlling limited partner	(0.6)	(5.2)	(1.6)	(12.8)
Net proceeds on issuance of common shares (Note 8)	-	33.0	-	265.0
Deferred financing charges and other	(0.3)	0.1	(0.8)	(0.1)

Cash flow from (used in) financing activities	24.4	(186.8)	(236.6)	242.3

Cash flow from (used in) operating, investing and financing activities	15.6	98.5	(17.9)	74.2
Effect of translation on foreign currency cash	-	(17.6)	-	(18.8)

Increase (decrease) in cash and cash equivalents	15.6	80.9	(17.9)	55.4
Cash and cash equivalents, beginning of period	121.5	117.8	155.0	143.3

Cash and cash equivalents, end of period	$137.1	$198.7	$137.1	$198.7

See accompanying notes.

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T R A N S A L T A     C O R P O R A T I O N

C O N S O L I D A T E D     B A L A N C E     S H E E T S

(in millions of Canadian dollars)
		June 30,	Dec. 31,
Unaudited		2004	2003 *
			(Restated,
			Note 1)
ASSETS
Current assets
Cash and cash equivalents		$137.1	$155.0
Accounts receivable		446.3	410.2
Prepaid expenses		82.3	53.8
Price risk management assets (Note 3)		98.8	75.1
Future income tax assets		45.9	29.4
Income taxes receivable		95.8	108.9
Inventory		74.0	47.0

		980.2	879.4

Restricted cash (Note 2)		11.0	9.9
Investments		5.0	5.0
Long-term receivables	(Note 4)	-	120.1
Property, plant and equipment
Cost		8,930.2	8,693.2
Accumulated depreciation		(2,484.3)	(2,307.7)

		6,445.9	6,385.5
Goodwill (Note 2)		150.6	149.6
Intangible assets		455.6	477.2
Future income tax assets		123.4	101.0
Price risk management assets (Note 3)		59.8	42.5
Other assets		216.7	226.8

Total assets		$8,448.2	$8,397.0

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt		$82.3	$119.8
Accounts payable and accrued liabilities		587.9	547.2
Price risk management liabilities (Note 3)		86.2	69.2
Income taxes payable		3.0	-
Future income tax liabilities		6.4	4.6
Dividends payable		18.0	14.9
Current portion of long-term debt - recourse		130.4	138.5
Current portion of long-term debt - non-recourse		69.6	45.3

		983.8	939.5

Long-term debt - recourse		2,250.0	2,428.1
Long-term debt - non-recourse		601.1	534.2
Preferred securities	(Notes 1 and 5)	475.0	475.0
Deferred credits and other long-term liabilities (Note 6)		372.4	359.3
Future income tax liabilities		710.7	686.7
Price risk management liabilities (Note 3)		50.3	35.7
Non-controlling interests		535.0	477.9
Common shareholders' equity
Common shares (Note 8)		1,579.4	1,555.7
Retained earnings		909.2	933.9
Cumulative translation adjustment		(18.7)	(29.0)

		2,469.9	2,460.6

Total liabilities and shareholders' equity		$8,448.2	$8,397.0

Contingencies (Note 9)
See accompanying notes.
* Derived from the audited Dec. 31, 2003 consolidated financial statements.			:	P21

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N O T E S     T O     C O N S O L I D A T E D     F I N A N C I A L     S T A T E M E N T S

( U N A U D I T E D )

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in the corporation's annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation's most recent annual consolidated financial statements.

These unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim period.

TransAlta's results are seasonal due to the nature of the electricity market and related fuel costs.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those used in the corporation's most recent annual consolidated financial statements, except for accounting for coal rights, preferred securities and employee share purchase loans.

Presentation of coal rights

In March 2004 the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 04-02, "Whether Mineral Rights Are Tangible or Intangible Assets", that mineral rights, as defined in the Issue, are tangible assets. As a result of this decision, TransAlta accounts for coal rights under both Canadian and U.S. GAAP as tangible assets. Prior period amounts have been reclassified from intangible assets to tangible assets. There was no effect on net earnings as a result of the reclassification.

Accounting for preferred securities

TransAlta early adopted the amended Candian Institute of Chartered Accountants (CICA) standard on the presentation of liabilities and equity. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity's own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity.

TransAlta has presented the corporation's preferred securities as financial liabilities on the consolidated balance sheets. Preferred securities distributions are included in interest expense on the consolidated statements of earnings (Note 5) and therefore are included as a deduction in arriving at net earnings. This change in accounting policy was recorded retroactively with restatement.

Employee share purchase loans

Effective Jan. 1, 2004, TransAlta has elected to prospectively present employee share purchase plan loans as a deduction from shareholders' equity. The impact of this new accounting treatment is immaterial to the consolidated financial statements.

Stock-based compensation

Effective Jan. 1, 2003, the corporation elected to prospectively use the fair value method of accounting for awards granted under its fixed stock option plans and its performance stock option plan subsequent to Jan. 1, 2003. No awards were granted in 2003 or the first six months of 2004.

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Previously, the intrinsic value method was used. The following table provides pro forma measures of net earnings and earnings per share had compensation expense been recognized for awards granted prior to 2003 based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation:

	3 months ended June 30		6 months ended June 30
	2004	2003	2004	2003

Reported net earnings	$25.1	$23.3	$72.3	$72.0
Compensation expense	0.5	0.7	0.9	1.3

Pro forma net earnings	$24.6	$22.6	$71.4	$70.7

Reported basic earnings per share	$0.13	$0.12	$0.38	$0.40
Compensation expense per share	--	-	-	0.01

Pro forma basic earnings per share	$0.13	$0.12	$0.38	$0.39

Reported diluted earnings per share	$0.13	$0.12	$0.37	$0.40
Compensation expense per share	-	-	-	0.01

Pro forma diluted earnings per share	$0.13	$0.12	$0.37	$0.39

2 . A C Q U I S I T I O N S     A N D     D I S P O S A L S

A. Acquisitions

On Jan. 29, 2003, the corporation acquired a 50 per cent interest in CE Generation LLC (CE Gen). The purchase price allocation was finalized in the second quarter of 2003 and is presented below:

Net assets acquired at assigned values:
Working capital, including cash of $43.2 million	$60.3
Restricted cash	57.9
Current income tax receivable	2.4
Property, plant and equipment	414.6
Intangible assets	610.5
Goodwill	108.9
Note receivable	90.0
Non-recourse long-term debt, including current portion	(717.4)
Future income tax liability	(216.0)
Non-controlling interests	(44.6)

Total	$366.6

Consideration:
Cash	$366.6

Acquired intangibles in the amount of $610.5 million related to the fair value of power sale contracts acquired. The amount is being amortized on a straight-line basis over the terms of the contracts.

Goodwill resulted from the purchase of property, plant and equipment with no tax basis.

The amount of restricted cash acquired has been reduced subsequent to the acquisition as a result of TransAlta issuing a letter of credit in lieu of holding the restricted cash.

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B. Disposals

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit 756-MW coal-fired Sheerness plant to TransAlta Cogeneration, L.P. (TA Cogen) for $630.0 million. TransAlta received cash proceeds of $149.9 million, $315.0 million in TA Cogen units and $165.1 million in TransAlta Power units. As part of the financing, and concurrent with the sale, TransAlta Power issued 17.75 million partnership units and 17.75 million warrants to the public for gross proceeds of $165.1 million, and 17.75 million partnership units to TransAlta for gross proceeds of $165.1 million. As a result of the unit issuance, TransAlta's ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. The warrants, when exercised, are exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants are exercised, TransAlta will sell TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power to its original 0.01 per cent and increasing cash proceeds by a further $165.1 million assuming all warrants are exercised. As a result of the exercising of warrants and the subsequent sale of TransAlta Power units back to TransAlta Power, TransAlta's ownership interest in TransAlta Power was approximately 11 per cent at June 30, 2004.

In the three and six months ended June 30, 2004, TransAlta recognized $1.2 million and $21.1 million, respectively, of dilution gains on the exercise of warrants. TransAlta would recognize approximately $32 million of further gains if the warrants are fully exercised and TransAlta's effective interest in TransAlta Power is reduced to its original 0.01 per cent.

In June 2004, a settlement was reached to finalize the sale of the Transmission operations. In April 2002, TransAlta's Transmission operations were sold for proceeds of $820.7 million. The disposal resulted in an after-tax gain on sale of $120.0 million that was recorded in the second and fourth quarters of 2002. During the second quarter of 2004, final working capital adjustments were made to reflect post-closing adjustments and other provisions related to closing costs, which resulted in an additional $9.6 million after-tax gain, bringing the final gain on the sale of the Transmission operations to $129.6 million.

3 . P R I C E     R I S K     M A N A G E M E N T     A S S E T S     A N D     L I A B I L I T I E S

Energy Marketing's price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions and those asset backed trading transactions accounted for on a mark-to-market basis. With the exception of transmission contracts, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts is based upon statistical analysis of historical data. All physical transmission contracts are accounted for on an accrual basis in accordance with FASB EITF 02-03.

The following table illustrates movements in the fair value of the corporation's price risk management assets during the six months ended June 30, 2004:

Net price risk management assets outstanding at Dec. 31, 2003	$12.7
New contracts entered into during the period	11.4
Contracts realized, amortized or settled during the period	(2.1)
Changes in values attributable to market price and other market changes	(5.0)
Changes in values attributable to discontinued hedge treatment of certain contracts	5.1

Net price risk management assets outstanding at June 30, 2004	$22.1

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter are as follows:

						2009 and
	2004	2005	2006	2007	2008	thereafter	Total

Prices actively quoted	$6.2	$7.3	$3.7	$2.8	$0.7	$-	$20.7
Prices based on models	1.4	-	-	-	-	-	1.4

	$7.6	$7.3	$3.7	$2.8	$0.7	$-	$22.1

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The carrying and fair value of energy trading assets and liabilities included on the consolidated balance sheet are as follows:

	June 30,	Dec. 31,
Balance Sheet	2004	2003

Price risk management assets
Current	$98.8	$75.1
Long-term	59.8	42.5
Price risk management liabilities
Current	(86.2)	(69.2)
Long-term	(50.3)	(35.7)

Net price risk management assets outstanding	$22.1	$12.7

In accordance with EITF 02-03, physical transmission is accounted for under accrual accounting. As of June 30, 2004, TransAlta had recorded $7.5 million on the consolidated balance sheet as prepaid transmission related to these contracts. The maximum term of these contracts is 12 months.

The corporation's trading positions at June 30, 2004 were as follows:

		Fixed price payor	Fixed price receiver	Maximum term
	Units (000s)	notional amounts	notional amounts	in months

Electricity	MWh	21,745.7	22,860.3	54
Natural gas	GJ	86,734.7	83,518.2	40

The corporation's electrical transmission contracts trading position was 7.4 million megawatt hours (MWh) at June 30, 2004 compared to 7.4 million MWh at Dec. 31, 2003.

4 . L O N G - T E R M     R E C E I V A B L E S

During the first quarter of 2004, CE Gen collected amounts advanced to the Zinc Recovery Project which is owned by MidAmerican affiliates. TransAlta's portion of the proceeds was $90.8 million. Funds collected were used to repay a portion of the CE Gen secured bonds included in long-term debt.

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact was Cdn$14.9 million.

FERC has indicated that it will provide an opportunity near the end of the refund hearings for power marketers such as TransAlta to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta is currently assessing the amount of any operating losses it has suffered as a result of the refund methodology applied on March 17, 2004 by CAISO. TransAlta may be filing with FERC a petition for relief from the refund obligation once this assessment is completed. While the outcome of any such filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

FERC scheduled a settlement conference commencing on June 30, 2004 among the California parties and suppliers to discuss refund and receivable settlement options. The settlement conference is scheduled for 90 days. TransAlta is participating in this conference.

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The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

5 . L O N G - T E R M     D E B T     A N D     I N T E R E S T     E X P E N S E

TransAlta has included the corporation's preferred securities in long-term debt on the consolidated balance sheets (Note 1). Preferred securities distributions are included in interest expense as shown below:

	3 months ended June 30		6 months ended June 30
	2004	2003	2004	2003

Interest on recourse and non-recourse debt	$54.4	$61.2	$110.9	$118.2
Interest on preferred securities	9.2	9.2	18.4	18.4
Interest income	(0.5)	(0.8)	(0.9)	(2.5)
Capitalized interest	(5.4)	(11.3)	(9.8)	(32.2)

Net interest expense	$57.7	$58.3	$118.6	$101.9

The corporation has a US$133.6 million loan related to the financing of the gas-fired power plant in Campeche, Mexico which began commercial operations in May 2003. During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the plant (Note 10). On April 5, 2004, the plant was pledged as collateral and the corporation was relieved of its guarantee. At that time, the US$133.6 million of debt related to the plant became non-recourse to the corporation.

6 . A S S E T     R E T I R E M E N T    O B L I G A T I O N S

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2003	$258.2
Liabilities incurred in period	21.8
Liabilities settled in period	(6.6)
Accretion expense	10.3
Revisions in estimated cash flows	(1.0)
Change in foreign exchange rates	0.6

Balance, June 30, 2004	$283.3

Liabilities incurred in the period reflect mining activities at the Alberta and Centralia coal mines. Asset retirement obligations are included in deferred credits and other long-term liabilities on the consolidated balance sheets.

7 . E M P L O Y E E     F U T U R E     B E N E F I T S

The corporation has registered pension plans in Canada and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees. The defined benefit option of the registered pension plans have been closed for new employees for all periods presented. Costs recognized in the period are presented below:

3 months ended June 30, 2004	Registered	Supplemental	Other	Total

Current service cost	$1.0	$0.3	$0.1	$1.4
Interest cost	5.2	0.6	0.2	6.0
Expected return on plan assets	(6.0)	-	-	(6.0)
Experience loss	0.6	0.2	0.1	0.9
Amortization of net transition obligation (asset)	(2.3)	0.1	-	(2.2)

Defined benefit expense (income)	(1.5)	1.2	0.4	0.1
Defined contribution option expense of registered pension plan	2.5	-	-	2.5

Net expense	$1.0	$1.2	$0.4	$2.6

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3 months ended June 30, 2003	Registered	Supplemental	Other	Total

Current service cost	$0.9	$0.3	$0.1	$1.3
Interest cost	5.2	0.5	0.3	6.0
Expected return on plan assets	(5.9)	-	-	(5.9)
Experience loss	0.4	0.1	0.1	0.6
Past service cost	0.1	(0.1)	-	-
Amortization of net transition obligation (asset)	(2.3)	0.1	-	(2.2)

Defined benefit expense (income)	(1.6)	0.9	0.5	(0.2)
Defined contribution option expense of registered pension plan	2.5	-	-	2.5

Net expense	$0.9	$0.9	$0.5	$2.3

6 months ended June 30, 2004	Registered	Supplemental	Other	Total

Current service cost	$2.1	$0.6	$0.3	$3.0
Interest cost	10.3	1.1	0.5	11.9
Expected return on plan assets	(11.9)	-	-	(11.9)
Experience loss	1.1	0.3	0.2	1.6
Amortization of net transition obligation (asset)	(4.6)	0.2	-	(4.4)

Defined benefit expense (income)	(3.0)	2.2	1.0	0.2
Defined contribution option expense of registered pension plan	5.6	-	-	5.6

Net expense	$2.6	$2.2	$1.0	$5.8

6 months ended June 30, 2003	Registered	Supplemental	Other	Total

Current service cost	$1.9	$0.7	$0.3	$2.9
Interest cost	10.5	1.1	0.6	12.2
Expected return on plan assets	(11.8)	-	-	(11.8)
Experience loss	0.7	0.3	0.2	1.2
Amortization of net transition obligation (asset)	(4.6)	0.2	-	(4.4)

Defined benefit expense (income)	(3.3)	2.3	1.1	0.1
Defined contribution option expense of registered pension plan	4.9	-	-	4.9

Net expense	$1.6	$2.3	$1.1	$5.0

8 . C O M M O N     S H A R E S    I S S U E D    A N D    O U T S T A N D I N G

TransAlta Corporation is authorized to issue an unlimited number of voting common shares without nominal or par value. At June 30, 2004, the corporation had 192.0 million (Dec. 31, 2003 - 190.7 million) common shares issued and outstanding plus outstanding employee stock options to purchase an additional 3.0 million shares (Dec. 31, 2003 - 3.1 million).

In March 2003, the corporation issued 15.0 million common shares for gross proceeds of $240.0 million, with issue costs of $8.0 million. The offering included an option for the underwriters to purchase a further 2.25 million common shares for $36.0 million. This option was exercised on April 17, 2003 with issue costs of $3.0 million.

In February 2004, TransAlta announced a normal course issuer bid to repurchase up to 3.0 million common shares for cancellation. 143,500 shares were repurchased in the first six months of 2004. The $1.1 million excess of the repurchase price over the average net book value was charged to retained earnings.

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9 . C O N T I N G E N C I E S

In March 2003, FERC completed its investigation of natural gas and power markets and indicated that the total industry refunds for price overcharges will be higher than originally anticipated. In June 2003, FERC issued two show cause orders, the Partnership Gaming Order and the Gaming Practices Order, in which TransAlta's U.S. subsidiaries were named. These orders required TransAlta to justify certain trading activities in California between Oct. 1, 2000 and June 20, 2001. In response to FERC's show cause orders TransAlta confirmed that it did not engage in gaming behavior. Based on the information provided by TransAlta, FERC Trial Staff filed a Motion to Dismiss with respect to TransAlta in the two show cause proceedings. On Jan. 22, 2004 FERC granted the FERC Trial Staff's motion to dismiss TransAlta from both the Partnership Gaming Order and the Gaming Practices Order. FERC found that TransAlta did not engage in prohibited gaming practices.

On May 30, 2002, the California Attorney General's Office filed civil complaints in the state court of California against eight wholesale power companies, including TransAlta. The complaint alleges violations of California's unfair business practices law in connection with rates charged for wholesale electricity sales. The state court denied the Attorney General's complaint and granted an order to dismiss the claims against TransAlta. The Attorney General has appealed this decision. The appeal is still ongoing at this time.

CE Gen's geothermal and cogeneration facilities are qualifying facilities under the Public Utility Regulatory Policies Act of 1978 (PURPA) and their contracts for the sale of electricity are subject to regulations thereunder. In order to promote open competition in the industry, legislation has been proposed in the U.S. Congress that calls for either a repeal of PURPA on a prospective basis or the significant restructuring of the regulations governing the electric industry, including sections of PURPA. Current federal legislative proposals would not abrogate, amend, or modify existing contracts with electric utilities. The ultimate outcome of any proposed legislation is unknown at this time.

The corporation is involved in various other claims and legal actions arising from the normal course of business. The corporation does not expect that the outcome of these proceedings will have a materially adverse effect on the corporation.

1 0 . G U A R A N T E E S

TransAlta has provided guarantees of obligations of certain subsidiaries to counterparties to facilitate physical and financial transactions in various derivatives. To the extent liabilities for trading activities exist related to these guarantees, they are included in the consolidated balance sheet. To the extent liabilities exist for hedging activities, they are not recognized on the consolidated balance sheet. The aggregate amount of these guarantees at June 30, 2004 for trading and hedging activities was $2.0 billion. In addition, the corporation has a number of unlimited guarantees. The exposure for trading and hedging activities at June 30, 2004 under both the limited and unlimited guarantees was $617.0 million compared to $381.3 million at Dec. 31, 2003.

TransAlta has also provided guarantees to counterparties to support performance and payment of obligations of certain subsidiaries. To the extent obligations exist under the performance guarantees at June 30, 2004, they are included in accounts payable and accrued liabilities. The aggregate amount of these guarantees at June 30, 2004 was $778.3 million compared to $828.6 million at Dec. 31, 2003.

The corporation has approximately $1.4 billion of undrawn collateral available to secure these exposures.

During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the Campeche plant. On April 5, 2004 the guarantee was released and the US$133.6 million of debt related to the plant became non-recourse to the corporation.

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1 1 . S E G M E N T E D     D I S C L O S U R E S

The results of CE Gen are included in the Generation segment from the date of purchase (Jan. 29, 2003).

Each business segment assumes responsibility for its operating results measured to operating income.

I. Earnings information
		Energy
3 months ended June 30, 2004	Generation	Marketing	Corporate	Total

Revenues	$611.6	$44.8	$-	$656.4
Trading purchases	-	(28.4)	-	(28.4)
Fuel and purchased power	(295.0)	-	-	(295.0)

Gross margin	316.6	16.4	-	333.0

Operations, maintenance and administration	136.7	2.8	17.5	157.0
Depreciation and amortization	91.4	0.5	3.3	95.2
Taxes, other than income taxes	6.2	-	-	6.2

Operating expenses	234.3	3.3	20.8	258.4

Gain on sale of TransAlta Power partnership units	(1.2)	-	-	(1.2)

Operating income (loss) before corporate allocations	83.5	13.1	(20.8)	75.8
Corporate allocations	18.4	2.4	(20.8)	-

Operating income	$65.1	$10.7	$-	$75.8

		Energy
3 months ended June 30, 2003	Generation	Marketing	Corporate	Total

Revenues	$568.2	$(6.7)	$-	$561.5
Trading purchases	-	(20.5)	-	(20.5)
Fuel and purchased power	(239.7)	-	-	(239.7)

Gross margin	328.5	(27.2)	-	301.3

Operations, maintenance and administration	108.4	2.3	11.1	121.8
Depreciation and amortization	78.8	0.8	3.5	83.1
Taxes, other than income taxes	5.6	-	-	5.6

Operating expenses	192.8	3.1	14.6	210.5

Operating income (loss) before corporate allocations	135.7	(30.3)	(14.6)	90.8
Corporate allocations	12.9	1.7	(14.6)	-

Operating income (loss)	$122.8	$(32.0)	$-	$90.8

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		Energy
6 months ended June 30, 2004	Generation	Marketing	Corporate	Total

Revenues	$1,272.9	$84.6	$-	$1,357.5
Trading purchases	-	(55.2)	-	(55.2)
Fuel and purchased power	(605.0)	-	-	(605.0)

Gross margin	667.9	29.4	-	697.3

Operations, maintenance and administration	242.1	3.4	34.7	280.2
Depreciation and amortization	182.9	0.9	6.3	190.1
Taxes, other than income taxes	12.1	-	-	12.1

Operating expenses	437.1	4.3	41.0	482.4

Prior period regulatory decision	-	22.9	-	22.9
Gain on sale of TransAlta Power partnership units	(21.1)	-	-	(21.1)

Operating income (loss) before corporate allocations	251.9	2.2	(41.0)	213.1
Corporate allocations	36.4	4.6	(41.0)	-

Operating income (loss)	$215.5	$(2.4)	$-	$213.1

		Energy
6 months ended June 30, 2003	Generation	Marketing	Corporate	Total

Revenues	$1,173.7	$27.3	$-	$1,201.0
Trading purchases	-	(43.8)	-	(43.8)
Fuel and purchased power	(505.8)	-	-	(505.8)

Gross margin	667.9	(16.5)	-	651.4

Operations, maintenance and administration	226.5	4.4	28.6	259.5
Depreciation and amortization	148.1	1.6	7.8	157.5
Taxes, other than income taxes	11.7	-	-	11.7

Operating expenses	386.3	6.0	36.4	428.7

Operating income (loss) before corporate allocations	281.6	(22.5)	(36.4)	222.7
Corporate allocations	32.3	4.1	(36.4)	-

Operating income (loss)	$249.3	$(26.6)	$-	$222.7

II. Selected balance sheet information
		Energy
June 30, 2004	Generation	Marketing	Corporate	Total

Goodwill	$121.3	$29.3	$-	$150.6
Total segment assets	$7,499.4	$377.9	$570.9	$8,448.2

Dec. 31, 2003

Goodwill	$120.3	$29.3	$-	$149.6
Total segment assets	$7,598.8	$235.7	$562.5	$8,397.0

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III. Selected cash flow information
		Energy
3 months ended June 30, 2004	Generation	Marketing	Corporate	Total

Capital expenditures	$87.5	$0.2	$2.8	$90.5

3 months ended June 30, 2003

Capital expenditures	$108.7	$1.4	$2.9	$113.0

		Energy
6 months ended June 30, 2004	Generation	Marketing	Corporate	Total

Capital expenditures	$177.5	$0.4	$4.5	$182.4

6 months ended June 30, 2003

Capital expenditures	$398.5	$3.5	$3.9	$405.9
Acquisitions	$323.4	$-	$-	$323.4

Depreciation and amortization expense per statement of cash flows
	3 months ended June 30		6 months ended June 30
	2004	2003	2004	2003

Depreciation and amortization expense for reportable segments	$95.2	$83.1	$190.1	$157.5
Mining equipment depreciation, included in fuel and purchased power	12.3	10.6	23.9	20.7
Accretion expense, included in depreciation and amortization expense	(5.3)	(6.9)	(10.3)	(12.1)
Other	3.5	2.7	3.5	4.3

	$105.7	$89.5	$207.2	$170.4

1 2 . C O M P A R A T I V E    F I G U R E S

Certain comparative figures have been reclassified to conform to the current period's presentation.

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1 3 . U N I T E D     S T A T E S     G E N E R A L L Y     A C C E P T E D     A C C O U N T I N G     P R I N C I P L E S

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to accounting principles generally accepted in the U.S. (U.S. GAAP). Significant differences between Canadian and U.S. GAAP are as follows:

A . E A R N I N G S     A N D     E A R N I N G S     P E R     S H A R E     ( E P S )

		3 months ended June 30		6 months ended June 30
Reconciling items		2004	2003	2004	2003

Earnings from continuing operations - Canadian GAAP		$15.5	$23.3	$62.7	$72.0
Derivatives and hedging activities, net of tax	(I)	(1.3)	(6.8)	(2.0)	(4.1)
Start-up costs, net of tax	(II)	-	(1.2)	-	(1.4)
Amortization of debt extinguishment, net of tax	(III)	-	0.1	-	0.4
Amortization of pension transition adjustment	(V)	(1.2)	(1.5)	(2.3)	(2.9)

Earnings from continuing operations - U.S. GAAP		13.0	13.9	58.4	64.0
Net gain on disposal of discontinued operations -
Canadian and U.S. GAAP		9.6	-	9.6	-

Net earnings before change in accounting principle - U.S. GAAP		22.6	13.9	68.0	64.0
Cumulative effect of change in accounting principle, net of tax	(X)	-	-	-	52.5

Net earnings - U.S. GAAP		$22.6	$13.9	$68.0	$116.5
Foreign currency cumulative translation adjustment	(I), (VII)	17.3	8.7	23.6	(11.0)
Net loss on derivative instruments	(I), (VII)	(6.2)	(9.9)	(11.6)	(25.9)
Registered pension alternate minimum liability	(V)	-	-	-	-

Comprehensive income - U.S. GAAP		$33.7	$12.7	$80.0	$79.6

Basic EPS - U.S. GAAP
Net earnings before change in accounting principle		$0.07	$0.07	$0.30	$0.35
Net gain on disposal of discontinued operations		0.05	-	0.05	-
Cumulative effect of change in accounting principle		-	-	-	0.29

Net earnings		$0.12	$0.07	$0.35	$0.64

Diluted EPS - U.S. GAAP
Net earnings before change in accounting principle		$0.07	$0.07	$0.30	$0.35
Net gain on disposal of discontinued operations		0.05	-	0.05	-
Cumulative effect of change in accounting principle		-	-	-	0.29

Net earnings		$0.12	$0.07	$0.35	$0.64

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B . B A L A N C E S H E E T I N F O R M A T I O N
	Reconciling	Canadian	June 30, 2004	Canadian	Dec. 31, 2003
	items	GAAP	U.S. GAAP	GAAP	U.S. GAAP

Assets
Cash	(IX), (XII)	$137.1	$106.3	$155.0	$155.0
Current derivative assets	(I)	-	30.5	-	6.9
Accounts receivable	(VIII), (XII)	446.3	436.5	410.2	409.3
Prepaid expenses	(XII)	82.3	77.5	53.8	53.8
Income taxes receivable	(I)	95.8	112.5	108.9	126.3
Investments	(IX), (XII)	5.0	431.3	5.0	189.4
Property, plant and equipment, net	(II), (XII)	6,445.9	5,850.8	6,385.5	6,382.6
Long-term derivative assets	(I), (XI)	-	87.4	-	102.8
Other assets	(I), (II), (XII)	216.7	55.9	226.8	76.6
Liabilities
Accounts payable and accrued liabilities	(V), (XII)	587.9	539.4	547.2	517.2
Income taxes payable	(II)	3.0	-	-	-
Current derivative liabilities	(I)	-	50.8	-	40.3
Current portion of long-term debt	(IX), (XII)	200.0	192.0	183.8	183.8
Long-term debt	(I), (XII)	2,851.1	2,702.3	2,962.3	3,185.9
Deferred credits and other long-term liabilities	(I), (XI), (XII)	372.4	363.9	359.3	364.5
Long-term derivative liabilities	(I)	-	38.2	-	12.2
Future or deferred income tax liability	(I), (II), (IV), (V)	710.7	677.7	686.7	671.8
Non-controlling interests	(I)	535.0	533.4	477.9	475.6
Equity
Common shares	(VIII)	1,579.4	1,579.4	1,555.7	1,554.8
Retained earnings	(I), (II), (V)	909.2	907.0	933.9	936.0
Cumulative translation adjustment	(I)	(18.7)	-	(29.0)	-
Accumulated other comprehensive loss	(I), (V)	-	(94.1)	-	(106.1)

C . R E C O N C I L I N G     I T E M S

I. Derivatives and hedging activities

   (i) FAIR VALUE HEDGING STRATEGY

The corporation enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure. The swaps modify exposure to interest rate risk by converting a portion of the corporation's fixed-rate debt to a floating rate.

The corporation's fair value hedges resulted in a net impact to income of $nil in the three and six months ended June 30, 2004 and 2003 related to the ineffective portion of its hedging instruments (inclusive of the time value of money) as well as the portion not designated as a hedge.

(ii) CASH FLOW HEDGING STRATEGY

In the three and six months ended June 30, 2004, the corporation's cash flow hedges resulted in an after-tax loss of $nil (2003 - $0.4 million) related to the ineffective portion of its hedging instruments, and an after-tax effect of $nil (2003 - $nil) related to the portion not designated as a hedge.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million. The loss is being reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

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Over the next 12 months, the corporation estimates that $3.3 million of after-tax losses that arose from cash flow hedges will be reclassified from AOCI to net earnings. The corporation also estimates that $3.7 million of after-tax losses on cash flow hedging instruments that arose on adoption of Statement 133 will be reclassified from AOCI to earnings. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from AOCI to earnings (positive or negative) will be for the next 12 months.

(iii) NET INVESTMENT HEDGES

The company uses cross-currency interest rate swaps, forward sales contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico. Realized and unrealized gains and losses from these hedges are included in other comprehensive income (OCI), with the related amounts due to or from counterparties included in long-term derivative assets and liabilities and long-term debt.

In the three and six months ended June 30, 2004, the corporation recognized an after-tax gain of $17.3 million and $23.6 million, respectively (2003 - $8.7 million after-tax gain and an after-tax loss of $11.0 million) on its net investment hedges, included in OCI.

In the three and six months ended June 30, 2004, the corporation recognized after-tax gains of $nil (2003 - $nil), related to ineffectiveness of net investment hedges.

(iv) TRADING ACTIVITIES

The corporation markets energy derivatives to optimize returns from assets, to earn trading revenues and to gain market information. Derivatives, as defined under Statement 133, are recorded on the consolidated balance sheet at fair value under both Canadian and U.S. GAAP. Non-derivative contracts entered into subsequent to the rescission of EITF 98-10 are accounted for using the accrual method.

(v) OTHER HEDGING ACTIVITIES

In the three and six months ended June 30, 2004, the corporation recognized pre-tax losses of $0.8 million (2003 - $3.4 million gain and $6.8 million gain, respectively) related to hedging activities that do not qualify for hedge accounting under Statement 133.

II. Start-up costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

III. Debt extinguishment

Under U.S. GAAP, the premium on redemption of long-term debt related to the 1998 limited partnership transaction was recorded when incurred, whereas for Canadian GAAP the loss was being amortized to earnings over the period of the limited partnership (20 years). As the buyback option was terminated in connection with the sale of the Sheerness plant, the deferred amount was recognized in earnings in 2003.

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IV. Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

	June 30,	Dec. 31,
	2004	2003

Future income tax liability (net) under Canadian GAAP	$(547.8)	$(560.9)
Derivatives	47.8	31.3
Start-up costs	(2.3)	(2.3)
Employee future benefits	(12.5)	(14.1)

	$(514.8)	$(546.0)

Comprised of the following:
	June 30,	Dec. 31,
	2004	2003

Current deferred income tax assets	$45.9	$29.4
Long-term deferred income tax assets	123.4	101.0
Current deferred income tax liabilities	(6.4)	(4.6)
Long-term deferred income tax liabilities	(677.7)	(671.8)

	$(514.8)	$(546.0)

V. Employee future benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989. It was not feasible to apply this standard using this effective date. The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the Securities and Exchange Commission (SEC) and is amortized over 10 years.

As a result of the corporation's plan asset return experience for its U.S. registered pension plan, at Dec. 31, 2003 the corporation was required under U.S. GAAP to recognize an additional minimum liability. The liability was recorded as a reduction in common equity through a charge to OCI, and did not affect net income for 2003. The charge to OCI will be restored through common equity in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

VI. Joint ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VII. Other comprehensive income (loss)
The changes in the components of OCI were as follows:

	3 months ended June 30		6 months ended June 30
	2004	2003	2004	2003

Net loss on derivative instruments:
Unrealized loss, net of tax of $10.6 million	$(7.1)	$(10.8)	$(13.4)	$(27.7)
Reclassification adjustment for gain included in net income,
net of tax of $1.0 million	0.9	0.9	1.8	1.8

Net loss on derivative instruments	(6.2)	(9.9)	(11.6)	(25.9)
Translation adjustments	17.3	8.7	23.6	(11.0)

Other comprehensive income (loss)	$11.1	$(1.2)	$12.0	$(36.9)

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The components of AOCI were:
	June 30,	Dec. 31,
	2004	2003

Net loss on derivative instruments	$(82.8)	$(71.2)
Translation adjustments	(10.2)	(33.8)
Registered pension alternate minimum liability	(1.1)	(1.1)

Accumulated other comprehensive loss	$(94.1)	$(106.1)

VIII. Share capital

Under U.S. GAAP, amounts receivable for share capital should be recorded as a deduction from shareholders' equity. Under Canadian GAAP, effective Jan. 1, 2004, TransAlta has elected to prospectively present employee share purchase plan loans as a deduction from shareholders' equity thereby eliminating the difference between U.S. and Canadian GAAP as of Jan. 1, 2004. Under the corporation's employee share purchase plan, accounts receivable at Dec. 31, 2003 were $0.9 million.

IX. Right of offset agreement

The corporation had a New Zealand bank deposit that was offset with a New Zealand bank facility under a right of offset agreement. The arrangement did not qualify for offsetting under U.S. GAAP. During the second quarter of 2004, the corporation refinanced certain foreign operations and the bank deposit was used to settle the bank facility in full.

X. Asset retirement obligations

The Financial Accounting Standards Board (FASB) issued Statement 143, "Asset Retirement Obligations", which requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life. TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods. Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied. The change resulted in an after-tax increase in net earnings of $52.5 million ($82.7 million pre-tax).

XI. Guarantees

TransAlta accounts for guarantees and related contracts, for which it is the guarantor, under FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others". In accordance with FIN 45, upon issuance or modification of a guarantee on or after Jan. 1, 2003, the corporation recognizes a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under the guarantee. TransAlta reduces the obligation over the term of the guarantee or related contract in a systematic and rational manner as risk is reduced under the obligation.

XII. Variable interest entities

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, FASB issued FIN 46R which served to clarify guidance in FIN 46. During the fourth quarter of 2003, the corporation adopted the provisions of FIN 46R with respect to special purpose entities. The adoption did not have a significant impact on the corporation's financial position, results of operations or cash flows. During the first quarter of 2004, the corporation adopted the provisions of FIN 46R related to non-special purpose entities. The corporation has considered the provisions of FIN 46R for all subsidiaries and their related power purchase, power sale or tolling agreements. Factors considered in the analysis include the duration of the agreements, how capacity and energy payments are determined, source of payment terms for fuel, as well as responsibility and payment for operating and maintenance expenses. The

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corporation has two wholly-owned subsidiaries in Mexico which were created to hold the corporation's 100 per cent interest in the Campeche and Chihuahua power plants. These subsidiaries were formed in 2000 and 2001, respectively, and are considered variable interest entities under FIN 46R. As a result of the forgoing considerations, the corporation has determined that the nature of the fuel purchase and power sale contracts relating to the wholly-owned Mexican operations insulate the corporation from significant variability in the cash flows relating to the assets. Therefore, TransAlta is not the primary beneficiary and does not consolidate the entities. Accordingly, the subsidiaries owning the Campeche and Chihuahua plants are presented as equity investments rather than consolidated subsidiaries on the consolidated financial statements. 100 per cent of the results from operations of the two plants are presented as equity income on the consolidated income statements. There was no impact to net earnings as a result of adoption of this interpretation. TransAlta wholly owns and operates the 252-MW Campeche and 259-MW Chihuahua plants which were commissioned in 2003. The plants' electrical output is sold under 25-year contracts to Mexico's government-owned utility, the Comision Federal de Electricidad. At June 30, 2004, the corporation's maximum exposure to loss is its $438.7 million investment in the two plants.

XIII. Changes in accounting standards

On May 19, 2004, the FASB issued FASB Staff Position (FSP) 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act) that provides guidance on the accounting for the effects of the Act for employers that sponsor post retirement health care plans that provide drug benefits. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. TransAlta's prescription drug benefit plan in the U.S. is not material to the corporation's post retirement benefit plan and therefore the impact of the FSP is not material to the consolidated financial statements.

S E L E C T E D Q U A R T E R L Y I N F O R M A T I O N
(Unaudited, in millions of Canadian dollars except per share amounts)

	Q3 2003	Q4 2003	Q1 2004	Q2 2004

Revenue	$652.2	$655.4	$701.1	$656.4
Earnings from continuing operations	118.4	43.8	47.2	15.5
Net earnings	118.4	43.8	47.2	25.1
Basic earnings per common share:
Continuing operations	0.62	0.23	0.25	0.08
Net earnings	0.62	0.23	0.25	0.13
Diluted earnings per common share:
Continuing operations	0.62	0.23	0.24	0.08
Net earnings	0.62	0.23	0.24	0.13

	Q3 2002	Q4 2002	Q1 2003	Q2 2003

Revenue	$485.0	$531.7	$639.5	$561.5
Earnings from continuing operations	70.3	(62.0)	48.7	23.3
Net earnings	70.3	(52.0)	48.7	23.3
Basic earnings per common share:
Continuing operations	0.42	(0.37)	0.28	0.12
Net earnings	0.42	(0.31)	0.28	0.12
Diluted earnings per common share:
Continuing operations	0.42	(0.37)	0.28	0.12
Net earnings	0.42	(0.31)	0.28	0.12

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S U P P L E M E N T A L I N F O R M A T I O N
(Annualized)		June 30, 2004	Dec. 31, 2003

Closing market price		$16.75	$18.53
Price range (last 12 months)
	High	$19.55	$19.55
	Low	$15.25	$15.36
Debt/invested capital (including non-recourse debt)		46.2%	47.6%
Debt/invested capital (excluding non-recourse debt)		39.9%	42.5%
Return on common shareholders' equity		9.3%	10.3%
Return on invested capital		8.5%	9.1%
Book value per share		$12.86	$12.90
Cash dividends per share		$1.00	$1.00
Price/earnings ratio (times)		14.1	14.7
Dividend payout ratio		84.9%	79.0%
Dividend coverage (times)		2.9	4.1
Dividend yield		6.0%	5.4%
Cash flow to total debt		15.9%	17.9%

R A T I O F O R M U L A S

Debt/invested capital = (short-term debt + long-term debt - cash and interest-earning investments)/(debt + preferred shares + non-controlling interests + common equity)

Return on common shareholders' equity = net earnings/average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense)/average annual invested capital

Book value per share = common shareholders' equity/common shares outstanding

Price/earnings ratio = current year's close/basic earnings per share

Cash flow to total debt = cash flow from operations before changes in working capital/by two-year average of total debt

Dividend payout = dividends/net earnings excluding gain on discontinued operations

Dividend coverage = cash flow from operating activities/common share dividends

 Dividend yield = common share dividends/current year's close price

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G L O S S A R Y     O F     K E Y T E R M S

Availability -

A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) -	A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity -	The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Gigawatt -	A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) -	A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate -	A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt -	A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) -	A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread -

A measure of gross margin per MW (sales price less cost of fuel).

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TransAta Corporation

Box 1900, Station "M" 110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

PHONE

403.267.7110

WEB SITE

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station Toronto, Ontario Canada M5C 2W9

PHONE

Toll free in North America: 1.800.387.0825 Toronto or outside North America: 416.643.5500

FAX

416.643.5501

web site www.cibcmellon.com

F O R M O R E I N F O R M A T I O N :

Media inquiries:

Tim Richter

Senior Advisor, Media & Government Relations

PHONE

403.267.7238

PAGER

403.213.7041

EMAIL

media_relations@transalta.com

Investor inquiries:

Daniel J. Pigeon

Director, Investor Relations

PHONE

1.800.387.3598 in Canada and United States or 403.267.2520

FAX

403.267.2590

EMAIL

investor_relations@transalta.com

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CERTIFICATIONS

I, Stephen G. Snyder, certify that:

1.

I have reviewed this Report of Foreign Private Issuer on Form 6-K of TransAlta Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)  evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)  disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financing reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)  all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 20, 2004.

/s/ Stephen G. Snyder_

Stephen G. Snyder

President and Chief Executive Officer

CERTIFICATIONS

I, Ian Bourne, certify that:

1.

I have reviewed this Report of Foreign Private Issuer on Form 6-K of TransAlta Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)  evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)  disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financing reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)  all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 20, 2004

/s/ Ian Bourne

Ian Bourne

Executive Vice President and Chief Financial Officer

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. , 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of TransAlta Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Report of Foreign Private Issuer on Form 6-K of the Company (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 20, 2004

/s/ Stephen G. Snyder

Stephen G. Snyder

President and Chief Executive Officer

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. , 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of TransAlta Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Report of Foreign Private Issuer on Form 6-K of the Company (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 20, 2004

/s/ Ian A. Bourne

Ian A. Bourne

Executive Vice President and Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: April 30, 2004